Exhibit 99.1

China Yuchai International Forms Joint Venture with CIMC-Chery to Expand Heavy-Duty Diesel Engine
Production in China

Singapore, Singapore – December 17, 2009 – China Yuchai International Limited (NYSE: CYD) (“China Yuchai” or the “Company”), announced today that its main operating subsidiary, Guangxi Yuchai Machinery Company Limited (“GYMCL”) has pursuant to a Framework Agreement entered into with Jirui United Heavy Industry Co., Ltd. (“Jirui United”), a company jointly established by China International Marine Containers Group Ltd (“CIMC”) and Chery Automobile Co., Ltd. (“Chery”), and Shenzhen City Jiusi Investment Management Co., Ltd (“Jiusi”) incorporated Y & C Engine Co., Ltd. in Wuhu City, Anhui Province (“JV Company”). The registered capital of the JV Company is Rmb 500,000,000.

GYMCL and Jirui United each hold 45% in the JV Company with Jiusi holding the remaining 10%. The main business of the JV Company will be the production of heavy-duty vehicle engines with the displacement range from 10.5 litres to 14.0 litres.

The key focus of the JV Company is the production of YC6K diesel engines, a new GYMCL product for use mainly in trucks of 12 metric tons and above, and for passenger coaches exceeding 12 meters in length. In addition to the YC6K diesel engine, GYMCL will also license the JV Company to manufacture the YC6M and YC6L heavy-duty diesel engines under the “Yuchai” logo and trademark. GYMCL will provide after-sales service for all products sold by the JV Company as well as supply certain parts and components to the JV Company. The annual production capacity of the JV Company is estimated to be 50,000 heavy-duty diesel engines gradually increasing to 200,000 units with GYMCL and CIMC-Chery being the intended customers of all manufactured diesel engines. CIMC–Chery mainly produce medium to heavy duty freight trucks and parts and will purchase from the JV Company YC6M, YC6L and YC6K series engines and parts for use in its applicable truck models.

Approvals from the relevant regulatory authorities for the operation of the JV Company are currently in the process of being obtained.

Mr. Boo Guan Saw, President of China Yuchai, commented, “We are excited about the potential of this new joint venture as part of our strategy to further penetrate the higher-margin heavy-duty diesel engine markets. Through this joint venture, we will be combining resources, developing new manufacturing capabilities and ensuring continuous demand. In addition to CIMC-Chery’s combined strong brand name, our proven record in engine production and expertise in emission technology will enhance the competitiveness of the JV Company in the Chinese domestic market and pave the way for our future exports which is another growth area,” Mr. Saw concluded.

About China Yuchai International

China Yuchai International Limited, through its subsidiary, Guangxi Yuchai Machinery Company Limited (“GYMCL”), engages in the manufacture, assembly, and sale of a wide array of light-duty, medium-sized and heavy-duty diesel engines for construction equipment, trucks, buses, and cars in China. GYMCL also produces diesel power generators, which are primarily used in the construction and mining industries. Through its regional sales offices and authorized customer service centers, the Company distributes its diesel engines directly to auto OEMs and retailers and provides maintenance and retrofitting services throughout China. Founded in 1951, GYMCL has established a reputable brand name, strong research & development team and significant market share in China with high-quality products and reliable after-sales support. In 2008, GYMCL sold approximately 372,000 diesel engines and was consistently ranked No. 1 in unit sales by China Association of Automobile Manufacturers. For more information, please visit http://www.cyilimited.com

Safe Harbor Statement

This news release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The words “believe,” “expect,” “anticipate,” “project,” “targets,” “optimistic,” “intend,” “aim,” “will” or similar expressions are intended to identify forward-looking statements. All statements other than statements of historical fact are statements that may be deemed forward-looking statements. These forward-looking statements are based on current expectations or beliefs, including, but not limited to, statements concerning the Company’s operations, financial performance and condition. The Company cautions that these statements by their nature involve risks and uncertainties, and actual results may differ materially depending on a variety of important factors, including those discussed in the Company’s reports filed with the Securities and Exchange Commission from time to time. The Company specifically disclaims any obligation to update the forward-looking information in the future.

For more information, please contact:

Kevin Theiss / Dixon Chen
Grayling
Tel: +1-646-284-9409
Email: kevin.theiss@us.grayling.com

dixon.chen@us.grayling.com